January 12, 2009

By EDGAR Electronic Transmission
and Facsimile

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Proxy Statement on Schedule 14A Filed on March 19, 2008
File No. 1-09328

Dear Ms. Long:

This letter is written in response to the staff’s comment letter dated November 26, 2008 on the Company’s Form 10-K for the year ended December 31, 2007 and the Company’s Proxy Statement on Schedule 14A filed on March 19, 2008.  For ease of reference, we have included the staff’s comment along with our response to assist in the review process.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 25

SEC Comment:

1.                                    In future filings, please disclose the companies, including companies included in surveys, you use to benchmark your compensation against the compensation of other companies.  To the extent that the identities of these companies are not known to you, please disclose that fact and describe the key demographic data for the companies included in the surveys.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently ended fiscal year.  This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall for each named executive officer within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response

Ecolab benchmarks elements of its executive compensation against surveys published by Hewitt Associates and Towers Perrin and against compensation information that Ecolab compiles from proxy statements filed by the companies comprising the Standard & Poor’s 500 (“S&P 500”) Materials Industry Group, of which Ecolab is a component.  See page 25 of the Compensation Discussion & Analysis (“CD&A”) from last year’s proxy statement.  Ecolab uses these two surveys and the S&P 500 Materials Group to benchmark executive compensation because the Company has no explicit peer group based on our size and business type.  (See also page 25 of last year’s proxy statement.)

The identity of the Towers Perrin survey participants is proprietary to Towers Perrin, who does not make it available for public disclosure and, therefore, Ecolab cannot provide the names of the participants in its proxy statement.  Accordingly, in future filings in which Ecolab benchmarks executive compensation against the Towers Perrin survey, Ecolab will describe key demographic data for the companies included in the survey.

Over 650 companies are included in the Hewitt survey.  Ecolab questions the utility to a reasonably prudent investor of a list of all of the companies included in the survey.  Ecolab respectfully requests that, rather than disclose the names of all of the companies included in the Hewitt survey, in future filings in which Ecolab benchmarks executive compensation against the Hewitt survey, Ecolab be permitted to provide key demographic data for the companies, similar to the data Ecolab intends to provide regarding the Towers Perrin survey.

In future filings in which Ecolab benchmarks executive compensation against the S&P 500 Materials Group, it will list the companies (currently 28 companies) which comprise the S&P 500 Materials Group.

As it has in the past, the Company will continue to disclose the use of the median range as the percentile target for base salary, annual cash incentive and long term incentives, which are the benchmarked elements of compensation.  (The disclosure has and will continue to include a discussion of where actual payments fall for each named executive officer within targeted parameters.)  In its last proxy statement, the Company disclosed each benchmarked element of compensation at page 25 and stated that “our philosophy is to position the aggregate of these elements [referring to the base salary, annual bonus and stock option grants shown in an above chart] in the median range of our competitive market, adjusted for the Company’s current size.”  The Company discloses whether and, to the extent, benchmarked elements of compensation, fall within or outside the median range.  See page 26 (base salary), pages 27 and 28 (annual cash incentives) and page 29 (long term incentives).

SEC Comment:

2.                                      In future filings, please disclose all specific annual cash incentive targets for each named executive officer, as these targets appear to have been material in your determination of the amount of the awards.

Response

Ecolab currently uses three types of incentive targets among its named executive officers: individual performance objectives (for staff positions such as the Chief Financial Officer and General Counsel), business unit objectives (revenue and operating income targets) for named executive officers who manage particular business units and diluted earnings per share goals for all of the named executive officers.  We currently work to provide information that enables shareholders to understand our approach while also ensuring that we don’t put the Company at risk competitively.

Individual Performance Goals.  These goals are specific and achievable with significant effort and, if achieved, provide benefit to the Company.  See page 28 of last year’s proxy statement.  However, these goals are not quantitative but are qualitative and inherently subjective.  Individual performance goals, which are used for only two executive officers and which comprise only 30% of the factors on which their annual cash incentives are based, are not material to an understanding of the compensation paid to those executives.

Business Unit Goals.  Seventy percent (70%) of the annual cash incentives for those named executive officers who manage particular business units are based on business unit performance.  See page 27 of last year’s proxy statement.  One-half of the business unit performance component is based on achievement of the revenue goal and one-half is based on achievement of the operating income goal. The Company believes that disclosure of these goals is not required because the goals are confidential commercial or financial information of smaller businesses within the Company and their disclosure would result in substantial competitive harm to the Company.

Ecolab’s business unit performance is clearly confidential, especially when our competitors do not publish the same information.  Ecolab does not publicly disclose the revenue and operating income targets for the business units whose performance is relevant to the compensation of named executive officers.  Nor does Ecolab disclose, in its Form 10-K or other public filings, the historical revenue and operating income of the business units.

Ecolab’s competitors do not disclose comparable revenue and operating income targets or historical information.  Ecolab’s competitors are either not publicly traded or, if publicly traded, the portion of the public company’s competitive business is relatively small and, therefore, the incentive targets and historical results for those who manage businesses competitive to the business units managed by Ecolab’s named executive officers are not disclosed.

Knowledge of Ecolab’s revenue and operating income goals would provide insight into the Company’s strategic planning and allow competitors to focus competitive efforts on specific businesses within the Company.  Further, competitors may use such information to create inappropriate comparisons or impressions about business unit financial performance, product pricing or profit margins versus external factors or year-over-year comparisons.  Ecolab lacks the ability to act similarly because the competitor’s information is not available and, therefore, Ecolab suffers unique competitive harm.  A level playing field does not exist for Ecolab and its competitors in this regard.

Diluted Earnings Per Share Goals.  As provided on page 27 of last year’s proxy statement, Ecolab discloses that target and maximum diluted earnings per share (“EPS”) goals, as in past years, require “low double-digit to mid-teen double digit growth, respectively.”  Ecolab intends to make the same type of disclosure in its 2009 proxy statement.  By disclosing a narrow range, Ecolab has disclosed what is material to an investor, i.e. the closely approximate level of growth required to achieve the target and maximum bonus for this component.

Disclosure of more precise EPS goals would result in substantial competitive harm to the Company. The threshold, target and maximum EPS goals are not publicly reported and are different from the EPS guidance provided to the public.  The EPS targets are designed to motivate executives to meet or exceed the guidance provided publicly.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our response.  Should the staff disagree with Ecolab’s approach, we would appreciate the opportunity to discuss the matter in a conference call.  Please do not hesitate to contact me or Sarah Erickson, Associate General Counsel – Corporate and Assistant Secretary if further discussion would be helpful.

Sincerely,

/s/Lawrence T. Bell
Lawrence T. Bell
General Counsel

c:             Sherry Haywood, Staff Attorney (via facsimile)